Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
Cancer Prevention Pharmaceuticals, Inc.	Delaware
Cancer Prevention Pharmaceuticals, LLC*	Arizona
Cancer Prevention Pharma (Ireland) Limited	Dublin, Ireland
Cancer Prevention Pharma Limited*	London, England
Panbela Research, Inc.	Delaware
Panbela Therapeutics Pty Ltd†	Victoria, Australia

* Indirect subsidiary wholly-owned by Cancer Prevention Pharmaceuticals, Inc.

† Indirect subsidiary wholly-owned by Panbela Research, Inc.